

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Chris Ehrlich
Chief Executive Officer
Locust Walk Acquisition Corp.
c/o Ledgewood PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

> **Re: Locust Walk Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 3, 2020**
> **CIK No. 0001828522**

Dear Mr. Ehrlich:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 3, 2020

Dilution, page 64

1. Please revise your dilution disclosure to include the dilution to investors in this offering assuming the underwriters' over-allotment option is exercised in full.

You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Joel Parker at 202-551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark E. Rosenstein, Esq.